March 12, 2010

By Edgar and Overnight Delivery

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:     Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Omni Bio Pharmaceutical, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2009
Form 10-Q for the quarterly period ended December 31, 2009
File No. 0-52530

Ladies and Gentlemen:

Omni Bio Pharmaceutical, Inc. (the “Company”) submits this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated February 23, 2010, to Mr. Robert C. Ogden, Chief Financial Officer of the Company, regarding the Form 10-K for the fiscal year ended March 31, 2009 and Form 10-Q for the quarterly period ended December 31, 2009, referenced above.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 1. Business, page 3

Overview, page 4

1.	Comment: Please state the patent number, duration and jurisdiction of the existing patent you have licensed.

Response:  We have licensed United States Patent No. 6,849,605, Titled: Inhibitors of Serine Protease Activity, Methods and Compositions for Treatment of Viral Infections, filed on March 3, 2000 and expires on March 3, 2020.

United States Securities and Exchange Commission
March 12, 2010

2.
Comment:  If accurate, please clarify that all your product candidates are alternative uses of Alpha 1 Antitrypsin.  Please also disclose who currently holds patents relating to AAT and when the patents are scheduled to expire, what indications this product is currently used to address, and the companies that currently sell this product.

Response:  Some of our product candidates include alternative uses of Alpha 1 antitrypsin (“AAT”), and derivatives of AAT.  Any patents claiming the composition of AAT have expired.  AAT is currently prescribed for the treatment of emphysema, chronic Alpha-1 antitrypsin and Chronic Obstructive Pulmonary Disease (COPD).  The following companies currently sell products containing AAT for the treatment of the aforementioned diseases (brand name in parenthesis):  (i) Baxter Biotherapeutics (Aralast NP), (ii) CSL Behring USA (Zemaira), and (iii) Talecris Biotherapeutics, Inc.( Prolastin-C®).

Plan of Operation, page 4

3.
Comment:  Please revise the Minoxodil/Rogaine example you use in this discussion to clarify that your products might not receive FDA approval for new indications and that there is no guarantee your products will be as successful as Rogaine.

Response:  In our future filings, if material, we will revise our disclosure to be substantially similar to the following disclosure:

“We believe that this approach is similar to the development of the drug Minoxodil (trade named Rogaine®), which previously had come off its initial patents to treat high blood pressure.  Scientists working at the UCHSC in the 1970’s discovered that the drug could be used to stimulate hair growth and the drug was subsequently put into production by Upjohn to treat baldness using a method-of-use license from the University of Colorado (“CU”).  Although we believe this strategy to be sound, there is no assurance that any of our product candidates will receive FDA approval, or that any of our pending patent applications will be approved.  Additionally, even if our product candidates receive FDA approval and patent protection, there is no assurance that the products will be as successful as Rogaine, or be commercially viable at all.”

4.
Comment:  Please revise your statement that your agreement with the University of Colorado or other research institutions is expected to provide a “contractually guaranteed work product” to specifically explain what this work product is. For example, you should clarify whether this work product is the completion of preclinical tests or clinical trial testing. In addition, you should also clarify whether the term “guaranteed” is a reference to completion of testing at a set price or a guaranteed result.

United States Securities and Exchange Commission
March 12, 2010

Response:  In our future filings, if material, we will revise our disclosure to be substantially similar to the following disclosure:

“Work contracted with CU or other research institutions is expected to provide a contractually agreed upon work product, generally consisting of pre-clinical testing at predetermined costs, which increases the viability of our financial forecasting.  There is no assurance that the pre-clinical testing will provide any proof of concept or any tangible result.”

5.
Comment:  In this discussion, you reference both “early-stage” proof of principle and management's belief that your technology is distinguished by its “strong” proof of principle. Please revise your disclosure to fully describe your proof of principle studies and explain your basis for believing they are strong despite their early stage.

Response:  In future filings, if material, we will revise our disclosure of our early-stage proof of principle to explain that our early-stage proof of principle relates to the use of acceptable animal models in support of AAT treatment and AAT derivatives for the treatment of various disease indications.  Substantial animal studies were performed for viral, bacterial and cellular transplant indications, and the positive results of these studies lend support to a strong proof of principle.

6.	Comment: Please indicate the indications that you believe may be candidates for orphan drug status and explain why you believe they could possibly be eligible for orphan drug status.

Response:  Orphan drug status may be granted by the FDA for a product which treats rare diseases or conditions that affect fewer than 200,000 people in the United States.  Anthrax is listed as a rare disease affecting fewer than 200,000 people in the United States by the National Institute of Health’s Office of Rare Diseases.  Since anthrax meets the definition of a rare disease under the Orphan Drug Act of 1983, we believe that our proposed products for the treatment of anthrax may be a candidate for orphan drug status.

7.
Comment:  Please explain what is required in order to qualify for EUA sales to the Federal Government or the Department of Defense and please provide the basis for your belief that you qualify under the Animal Efficacy Rule. Additionally, explain how approval is different under these procedures than under the FDA drug approval procedures.

Response:    Emergency Use Authorization (“EUA”) allows the Commissioner of the Food and Drug Administration (“FDA”) to authorize the introduction into interstate commerce of drugs, devices or biological products  for use in an actual or potential emergency where biological, chemical, radiological, and nuclear agents are used to attack U.S. citizens or the U.S. armed forces.  In order for a drug, device or biological product to be eligible for EUA sales, the FDA Commissioner must first declare an emergency involving a heightened risk of attack with a specified biological, chemical, radiological, or nuclear agent or agent.  Following the declaration of an emergency, the FDA Commissioner must conclude the following before granting EUA status to a drug:

United States Securities and Exchange Commission
March 12, 2010

1.	The agent specified in the declaration of emergency can cause a serious or life-threatening disease or condition;

2.
Based on the totality of scientific evidence available (including results from clinical trials, animal testing, and in vitro data), it is reasonable to believe that the product may be effective in diagnosing, treating or preventing the agent causing the serious or life-threatening disease or condition;

3.
The known and potential benefits outweigh the known and potential risks of the product when used to diagnose, prevent, or treat the serious or life-threatening disease or condition that is subject of the emergency declaration; and

4.	There is no adequate, approved, and available alternative to the product for diagnosing, preventing, or treating such serious or life-threatening disease or condition.

Although an EUA may not be issued until after an emergency has been declared by the FDA Commissioner, the FDA recognizes that during such exigent circumstances the time available for the submission and review of an EUA request may be severely limited.  Therefore, the FDA strongly encourages an entity with a possible candidate product, particularly one at an advanced stage of development, to contact the FDA center responsible for the candidate product even before a determination of an actual or potential emergency is made.  The FDA encourages the entity to submit the type of information important to allow an assessment of the safety and effectiveness of a product and to make an adequate risk-benefit determination to support issuance of an EUA.

Under the Animal Efficacy Rule, the FDA can rely on the evidence from animal studies to provide substantial evidence of effectiveness only when:

1.	There is a reasonably well-understood pathophysiological mechanism of the toxicity of the substance and its prevention or substantial reduction by the product;

2.
The effect is demonstrated in more than one animal species expected to react with a response predictive for humans, unless the effect is demonstrated in a single animal species that represents a sufficiently well-characterized animal model for predicting the response in humans;

3.	The animal study endpoint is clearly related to the desired benefit in humans (generally the enhancement of survival or prevention of major morbidity); and

United States Securities and Exchange Commission
March 12, 2010

4.	The data or information on the kinetics and pharmacodynamics of the product or other relevant data or information in animals and humans allows selection of an effective dose in humans.

The typical FDA approval process for drugs and biological products varies substantially from the EUA approval process and the Animal Efficacy Rule.  Under the typical FDA approval process, once a drug is submitted to the FDA for approval, the drug is put through various phases of human clinical trials to test the drug’s safety, efficacy and effectiveness to treat a specific disease.  The FDA approval process lasts for many years.  On the other hand, the FDA may approve drugs for EUA and under the Animal Efficacy Rule based solely on the results of animal studies, and such approval may be granted relatively quickly.

We believe that the utilization of AAT for the treatment of anthrax infection may qualify under the Animal Efficacy Rule due to the long safety record of AAT for use in humans and the results of our animal studies which evidence that AAT is likely to provide a protective effect against the effects of anthrax toxin.  Although it is our intention to apply for EUA approval based on the Animal Efficacy Rule, we have not yet applied for EUA approval and may not apply for approval in the future if we are unable to obtain sufficient financial resources to perform additional testing of our products or otherwise.

License Agreements with the University of Colorado, page 5

8.
Comment:  Please disclose the value of the common stock and common stock equivalents that were issued as consideration in connection with the licensing agreement.  Additionally, disclose all other amounts paid to date under each of the licensing agreements, including up front payments, annual maintenance payments, and milestone payments, if any.

Response:  The following table discloses the value of our common stock issued as consideration in connection with the license agreements (if any), and also discloses all other payments that have been paid to date under such licenses:

United States Securities and Exchange Commission
March 12, 2010

9.
Comment:  We note that some of the agreements include diligence milestone events.  If you have failed to meet any of these milestone events, please disclose this information and discuss the consequences of the failure to meet these milestones.

Response:  To the best of our knowledge, we have not breached any of the diligence milestone events under our license agreements.

Services Agreement with Colorado State University, page 7

10.
Comment:  Please revise the description of your Services Agreement with University of Colorado to describe the services they are obligated to provide under the agreement. Please also describe any termination provisions and any other material provisions.

Response:  In our future filings, if material, we will revise our disclosure to be substantially similar to the following disclosure:

“In June 2007, we entered into a services agreement with Colorado State University (“CSU”) to perform research services related to the effect of an anti-microbacterial molecule on the tuberculosis bacteria.  In the first phase of the agreement, CSU performed the research using a small animal model.  A second phase of the services agreement was discussed regarding the use of a large animal model for study, but no agreement was reached on the second phase of the study.  We have no further obligations under the agreement with CSU.”

Targeted Markets and Currently Available Technologies, page 7

11.
Comment:  Please clarify the current stage of development for each of the identified indications. If the studies are in preclinical stages, please clarify what types of studies have been conducted, e.g. animal studies.

Response:  The current stage of development for each of our identified indications using ATT is pre-clinical.  In each of the indications, our studies have consisted of animal models for various subclasses of the respective diseases.

12.	Comment: Please revise your disclosure to identify the current suppliers of materials used in your research efforts.

Response:  In our future filings, if material, we will revise our disclosure to be substantially similar to the following disclosure:

“We believe that raw materials and other supplies required in our business are generally available from various suppliers in quantities adequate to meet our needs.  Potential suppliers of AAT include the following: Aralast NP® from Baxter Biotherapeutics; Prolastin® from

United States Securities and Exchange Commission
March 12, 2010

Talecris Biotherapeutics, and Zemaira® from CSL Behring USA, all of which are currently FDA approved and used for treatment of a genetic Alpha-1 antitrypsin deficiency, emphysema and chronic obstructive pulmonary disorder (COPD).”

13.
Comment:  We note your statement that “(n)one of these approaches has resulted in the production of an approved treatment for anthrax. . .” Currently, ciproflaxin, doxycycline, and penicillin are all FDA approved treatments for anthrax. Please revise your disclosure to either reflect that there are such treatments or to distinguish your research efforts from these products.

Response:  In our future filings, if material, we will revise our disclosure to be substantially similar to the following disclosure:

“Very few of these approaches have resulted in the production of an approved treatment for anthrax other than, for example, broad spectrum antibiotics (e.g. ciprofloxacin (Cipro) and doxycycline) and these efforts are at varying stages of experimentation.”

14.
Comment:  Please explain the statement that the application of the technology on mycobacterium tuberculosis and mycobacterium avium complex is “well-developed.” We note your statement that there is no proof that these treatments will work in humans and, accordingly, it is unclear how the technology is well-developed. Please also clarify whether you have performed relevant studies in animals.

Response:  In future filings, if material, we will revise the statement regarding “application of this technology is well-developed” to state that “animal testing is well-developed and these models can be used to demonstrate efficacy of a therapeutic against tuberculosis.”  We have used an animal model for our initial studies and these studies have had success in demonstrating efficacy of the therapeutic against tuberculosis.

15.
Comment:  We note your statement that three large pharmaceutical companies manufacture approved drug candidates and at least two more molecules are nearing approval in humans. Please explain what these molecules are, the significance of them to your product candidate, who is developing them and their current stage in the FDA approval process.

Response:  An alternative isolated human form of AAT is currently under development by Kamada (Israel) and a recombinant form of AAT is under development by Arriva Pharmaceuticals, Inc. (CA).  Preliminary information regarding these molecules indicates that they may lead to an improved form of AAT for use in our treatments of disease indications.  In addition, the development of these molecules may allow for AAT to be delivered to patients differently, allow for improved dose ranges, and allow us to obtain AAT at a more favorable cost.  We do not have any knowledge regarding FDA applications or approvals of these molecules.  To the best of our knowledge, the aforementioned companies are seeking FDA approval for their respective formulations of AAT.

United States Securities and Exchange Commission
March 12, 2010

16.	Comment: We note your statement that there is no proof that your bacterial pneumonia solution will work in humans. Please clarify whether this solution has been studied in animals.

Response:  Animal model studies have not yet been conducted on our bacterial pneumonia-directed compositions.  In our future filings, if material, we will clarify that our bacterial pneumonia-directed compositions have not been studied in an animal model, and as a result, there is no proof that our bacterial pneumonia-directed compositions will work in humans.

17.
Comment:  In your discussion of influenza you state that 112 of the 140 patients studied were not deficient in serine protease inhibitor. Then you state that of the 112 patients who had the deficiency, approximately 80% were diagnosed with the flu. These statements appear to be contradictory.  Please revise to clarify the number of patients with the deficiency and whether the percentage of those diagnosed with the flu is accurate.

Response:  In our future filings, if material, we will revise our disclosure to be substantially similar to the following disclosure:

“Of the 140 patients, 28 of the patients studied were deficient in AAT while 112 were not.  Over the course of the study, of the 28 patients with the deficiency, approximately 80% were diagnosed with the flu.  It was also observed that of the 112 patients that did not have the deficiency, approximately 30% of this population were diagnosed with the flu.”

18.
Comment:  We note that your discussion relating to cell/graft rejection includes a statement that the therapeutic has been shown to be effective in treating transplant rejection in mice. Please clarify who conducted these studies.

Response:  In our future filings, if material, we will clarify that, in connection with our sponsored research agreement, the University of Colorado performed an acceptable mouse model study that demonstrated efficacy of the therapeutic related to cellular transplant/graft rejection.

Item 1A. Risk Factors, page 13

Our product development efforts depend on new and rapidly evolving technologies…, page 15

19.
Comment:  We note your statement that your “product development efforts depend on new and rapidly evolving technologies, which have not been commercialized.” This statement appears to contradict your statements that you have used a drug sold by a large biopharmaceutical company and that there are three large pharmaceutical companies that manufacture approved drug candidates. Please clarify.

United States Securities and Exchange Commission
March 12, 2010

Response:  Our use of the phrase “new and rapidly evolving technologies” was meant to refer to the development of novel compositions and new methods of use for existing drugs.  The novel compositions and new methods of use for existing drugs which we develop have not been commercialized and we may not be able to commercialize such products in the future.  To clarify the risk, in our future filings, we will revise the risk factor to be substantially similar to the following:

“Our product development efforts depend on the development of novel compositions and new methods of use for existing drugs, which have not been commercialized.

Our product development work depends on our development of novel compositions and new methods of use for existing drugs, and on the marketability, commercialization and profitability of such products.  Commercialization involves risks of failure inherent in the development of products based on innovative technologies and the risks associated with drug development generally.  These risks include the following:

•	These technologies or any or all of the products based on these technologies may be ineffective or toxic, or otherwise fail to receive necessary regulatory clearances;
•	The products, even if safe and effective, may be difficult to manufacture on a large scale or uneconomical to market;
•	Proprietary rights of third parties may prevent us from exploiting technologies or marketing products; and
•	Third parties may market superior or equivalent products.”

Item 5.  Market for Common Equity and Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities, page 22

Recent Sales of Unregistered Securities, page 23

20.
Comment:  Please identify each of the individuals you have engaged in unregistered sales of your securities, pursuant to Item 701(b) of Regulation S-K. We refer you to the following instances where you have not done so:

•	The sale of 150,000 shares of Apro Utah common stock to an investor in April 2006;

•	The issuance of 30,000 shares of Apro Utah common stock to an individual who is the brother of an executive officer;

•	The sale of warrants to purchase Apro Utah common stock in March 2007, not including the sale of 80,000 warrants to an identified individual; and

•	The sale of Apro Utah Units to two unaffiliated investors between April 2007 and March 2008.

United States Securities and Exchange Commission
March 12, 2010

Please note the above list is not intended to be exhaustive and you should review your disclosure to insure that you have named each of the persons or identify the class of persons to whom the securities were sold.

Response:  During April 2006, Apro Bio Pharmaceutical Company (“Apro Utah”) sold 150,000 shares of its common stock to Larry C. Holman for $120,000 or $0.80 per share.

In November 2006, Apro Utah paid $10,000 and issued 30,000 shares of its common stock to Candicon, LLC, whose principal was a brother of an executive officer of Apro Utah, in exchange for consulting services.

In March and April 2007, Apro Utah sold warrants to purchase 495,000 shares of its common stock for $0.25 per common stock purchase warrant to the following investors, netting proceeds of $123,750:

Name	No. of Warrants

Andy Pierce	25,000
Brad Rhodes	50,000
E. Excel LLC	25,000
Kurtis D. Hughes	12,500
Larry C. Holman	150,000
Laurel Lester Mark	6,250
Michael Vetere	25,000
Neal R. Beal & Dianne Beal, JTTEN	12,500
Paul H. Dragul	80,000
Paula A. Hartmann Living Trust	25,000
Philip A. Cash	40,000
Shauna Beal	12,500
Steven D. Tew	25,000
William C. Waller, Jr. & Karen V. Waller, JTTEN	6,250

During the period from April 1, 2007 through March 31, 2008, Apro Utah sold 250,000 Units to Douglas Mayeda and 7,500 Units to Steven Plissey for net proceeds of $231,750.

United States Securities and Exchange Commission
March 12, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

21.
Comment:  Please note that, even as a smaller reporting company, you are required to discuss and analyze your financial condition and results of operations for the previous two fiscal years, pursuant to Item 303(d) of Regulation S-K. Please revise your discussion accordingly.

Response:  We agree with the Staff that as a smaller reporting company, we are required to discuss and analyze our financial condition and results of operations for the previous two fiscal years.  Pursuant to Instruction 1 to Paragraph 303(a) of Regulation S-K, a smaller reporting company’s discussion of changes in financial condition and results of operations shall use year-to-year comparisons.  Under the heading “Results of Operations – Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2008” on page 28 of our Form 10-K, we discuss and compare the results of operations for our two most recent fiscal years.  In addition, under the heading “Liquidity and Capital Resources,” we discuss our cash position and cash flow for our two most recent fiscal years.  We believe that we have complied with the disclosure requirements of Item 303 of Regulation S-K by discussing our financial condition and results of operations for the last two fiscal years.  We do not believe any further disclosure is required.

Item 11.  Executive Compensation, page 38

22.	Comment: Please file your compensation arrangement with Dr. Charles Dinarello as an exhibit to your annual report.

Response:  To date, the only compensation that Dr. Charles Dinarello has received from the Company for his service as our Acting Chief Executive Officer are two warrants for the purchase of our common stock.  In April 2009, our Board of Directors approved a grant to Dr. Dinarello of a warrant to purchase 600,000 shares of our common stock at an exercise price of $0.50 per share.  In December 2009, our Board of Directors approved a grant to Dr. Dinarello of a warrant to purchase 600,000 shares of our common stock at an exercise price of $3.00 per share.  We will file the form of warrant for the April 2009 grant to Dr. Dinarello with our amended Form 10-K for the year ended March 31, 2009.  We will file the form of warrant for the December 2009 grant to Dr. Dinarello with our Form 10-K for the year ended March 31, 2010.

United States Securities and Exchange Commission
March 12, 2010

Report of Independent Registered Public Accounting Firm, page F-2

23.
Comment:  Your auditors' report indicates that they “audited the combinations in the statements of operations and cash flows of the year ended March 31, 2009 with the corresponding statements for the period from inception through March 31, 2008,” which were audited by other auditors. The report goes on to state that it is the auditors' opinion that amounts presented for the period from inception through March 31, 2009 are “properly combined.” Please amend your Form 10-K to have your auditors revise their report to opine on the period from inception through March 31, 2009.

Response:  Our auditors will revise their report to opine on the period from inception through March 31, 2009 and we will file the revised auditor’s report in an amended Form 10-K for the year ended March 31, 2009.

Exhibits 31.1 and 31.2 Certifications

24.
Comment:  You omit paragraphs (4)(d) and (5)(a) from your certifications and your reference to guidance in Item 308 and 308T - Internal Control Over Financial Reporting of Regulation S-K. You may omit language in paragraph 4(b) of the certification that refers to your responsibility for designing, establishing and maintaining internal control over financial reporting until you become subject to the internal control over financial reporting requirements. This appears to be the only omission that is permissible under the Regulations. Please amend your Form 10-K to provide certifications exactly as set forth in Item 601(b)(31) of Regulation S-K, excluding only paragraph (4)(b) or provide us the authoritative guidance you are relying on to justify the omissions.

Response:  We will amend our Form 10-K for the year ended March 31, 2009 to provide certifications exactly as set forth in Item 601(b)(31) of Regulation S-K, excluding paragraph (4)(b) of such certifications.

Form 10-Q for the quarterly period ended December 31, 2009

Note 5 – Commitments and Contingencies, page 18
Note 7 – Share Based Compensation, page 21

25.
Comment:  On pages 18, 22, 23, and 24 you disclose the use of an assumed stock price in determining the fair value of warrants issued in 2009.  Please tell us your basis for using an assumed stock price as opposed to the current market price and the authoritative guidance you used to support your basis.

United States Securities and Exchange Commission
March 12, 2010

Response:  We completed a concurrent review and analysis in determining the fair value of our common stock and warrants issued in 2009.  The determination of the fair value of our common stock was based on the guidance prescribed in FASB ASC Topic 820 - Fair Value Measurements and Disclosures.  We have prepared an internal accounting memo that thoroughly documents our position on this topic.  Further, we engaged an independent firm to perform a valuation of our common stock as of the dates of the warrant issuances in 2009.   We are providing to the Staff supplementally a copy of our internal accounting memo and the independent valuation of our common stock.

*  *  *  *

In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 867-3415.  Thank you again for your time and consideration.

Very truly yours, /s/ Robert C. Ogden____________ Robert C. Ogden Chief Financial Officer